SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

The Children’s Place, Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

168905107

(CUSIP Number)

December 6, 2023

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168905107
1.	Names of Reporting Persons D. E. Shaw & Co., L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 637,837
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 637,837
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 637,837
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.1%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 168905107
1.	Names of Reporting Persons D. E. Shaw & Co., L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 749,077
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 752,309
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,309
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 168905107
1.	Names of Reporting Persons David E. Shaw
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power -0-
		6.	Shared Voting Power 749,077
		7.	Sole Dispositive Power -0-
		8.	Shared Dispositive Power 752,309
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 752,309
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.0%
12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
The Children’s Place, Inc.

(b)	Address of Issuer's Principal Executive Offices
500 Plaza Drive Secaucus, NJ 07094

Item 2.
(a)	Name of Person Filing
D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: 1166 Avenue of the Americas, 9th Floor New York, NY 10036

(c)	Citizenship

  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Common Stock, $0.10 par value

(e)	CUSIP Number
168905107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 6, 2023:

(a)	Amount beneficially owned:

D. E. Shaw & Co., L.L.C.:

637,837 shares

This is composed of (i) 355,682 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 83,600 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 158,455 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 39,000 shares in the name of D. E. Shaw Composite Portfolios, L.L.C., and (v) 1,100 shares in the name of D. E. Shaw Investment Management Special Investment Fund, L.L.C.

D. E. Shaw & Co., L.P.:

752,309 shares

This is composed of (i) 355,682 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 83,600 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 158,455 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 115,572 shares under the management of D. E. Shaw Investment Management, L.L.C., and (v) 39,000 shares in the name of D. E. Shaw Composite Portfolios, L.L.C.

David E. Shaw:

752,309 shares

This is composed of (i) 355,682 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 83,600 shares that D. E. Shaw Valence Portfolios, L.L.C. has the right to acquire through the exercise of call options, (iii) 158,455 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., (iv) 115,572 shares under the management of D. E. Shaw Investment Management, L.L.C., and (v) 39,000 shares in the name of D. E. Shaw Composite Portfolios, L.L.C.

(b)	Percent of class:

D. E. Shaw & Co., L.L.C.:	5.1%
D. E. Shaw & Co., L.P.:	6.0%
David E. Shaw:	6.0%

(c)	Number of shares to which the person has:

(i)	Sole power to vote or to direct the vote:
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
D. E. Shaw & Co., L.L.C.:	637,837 shares
D. E. Shaw & Co., L.P.:	749,077 shares
David E. Shaw:	749,077 shares

(iii)	Sole power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.:	-0- shares
D. E. Shaw & Co., L.P.:	-0- shares
David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
D. E. Shaw & Co., L.L.C.:	637,837 shares
D. E. Shaw & Co., L.P.:	752,309 shares
David E. Shaw:	752,309 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., and D. E. Shaw Composite Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management, L.L.C., which in turn is the investment adviser of D. E. Shaw Investment Management Special Investment Fund, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw Oculus Portfolios, L.L.C., D. E. Shaw Composite Portfolios, L.L.C., and D. E. Shaw Investment Management Special Investment Fund, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 749,077 shares and the shared power to dispose or direct the disposition of 752,309 shares, the 752,309 shares as described above constituting 6.0% of the outstanding shares, and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 752,309 shares.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: December 18, 2023

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw